Exhibit 99.2
NEWS ANNOUNCEMENT

               BRIGHT STATION ANNOUNCES SOLID PROGRESS AND STRONG
             GROWTH IN RESULTS FOR FOURTH QUARTER AND FULL YEAR 2000

London, 28th February 2001, Bright Station plc (LSE: BSN, NASDAQ: BSTN) (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, today announced its fourth quarter results for the three month period ending 31st December 2000, and its full year results for the calendar year to 31st December 2000.

Highlights:
-----------

     o The Group has continued to invest in the operating subsidiaries, building management teams and formalising infrastructures that have accelerated revenue growth in the second half;

     o Smartlogik, Bright Station's largest division, delivered revenues up 42% on Q3 2000 and 134% over Q4 1999 illustrating strong momentum in the business;

     o OfficeShopper revenues grew 79% for the full year 2000 over 1999 to (pound)1.6 million;

     o Sparza integrated boo.com technology and secured important reseller and partnership alliances with Egremont, Deutsche Post Fulfilment GmbH, Intel and Lakewest;

     o Group full year revenues reached (pound)8.5 million with Q4 2000 revenues of (pound)2.7 million up 66% over Q4 1999;

     o   Closing cash balances for the year were (pound)16.3 million.


Allen Thomas, Chairman Bright Station plc, comments:

"2000 saw a dramatic transformation of our business. During the year we successfully carved out significant niches in two of the largest and highest growth areas in the B2B Internet technology space - knowledge management/ information retrieval and eCommerce.

Through 2000 we put in place both the people and the resources to leverage the value in our underlying businesses. By year-end they had demonstrated real growth.

The strong closing quarter of 2000 saw us winning some significant new business across the Group and set the pattern for early 2001. Bright Station is now well positioned to achieve the returns and release the value from our technologies that our shareholders expect. Due to the strength of our proprietary technologies and the customer-focused nature of our propositions, we confidently expect strong sequential revenue growth during 2001 and when market conditions improve we intend to IPO our Smartlogik business."

Financial Review

Revenues for the full year were (pound)8.5 million. In Q4 2000 revenues increased by 14.6 % to (pound)2.7 million over Q3 2000 ((pound)2.4 million) and up 66% over Q4 1999, for continuing businesses. The Group has continued to invest in its operating subsidiaries, building very strong management teams and infrastructures that have accelerated revenue growth in the second half.

The investment required to build up the infrastructure and technology assets of the group's underlying businesses resulted in an operating loss of (pound)16.8 million for the full year and an EPS loss of 9.6 pence before restructuring costs and other exceptional items. This compares to a loss of 0.4 pence per share for 1999. The Group expenses in full all costs associated with developing new technologies across all its businesses.

Results for the year also include the operating results of the Information Services Division sold to Thomson Corporation on 4th May 2000, and reflected revenues of (pound)49.1 million and a loss on disposal of (pound)101.2 million. The proceeds from the disposal were used to repay the Company's indebtedness in its entirety such that no interest has been payable for the continuing operations after May 2000 and the majority of interest receivable of (pound)762,000 for the year arose after that date.

For the year ended 31st December 2000, the Board has reviewed the carrying value of its fixed assets including goodwill and investments. Due to the significant change in market conditions and sentiment towards early stage Internet companies, the Board has prudently provided (pound)1.2 million against the carrying value of its portfolio of minority investments. In addition, the Board has also made an exceptional provision of (pound)3.8 million against the value of goodwill associated with the Company's previous acquisition of WriteWorks Ltd in November 1998.

The operating loss of continuing operations excluding exceptional items was (pound)16.8 million for the year ending 31st December 2000, resulting in cash on hand of (pound)16.3 million at the year end. The infrastructure required to develop the continuing operations is largely in place and revenue growth is the priority. However, each business has revenue plans against which the Board is measuring progress and the Board is committed to taking whatever actions are necessary to maintain costs in line with the achievement of those revenue targets such that the Group as a whole continues to operate within its available cash resources.

The Board of Bright Station plc believe that shareholder value will be maximised by further investment in the operating businesses and consequently, as previously indicated to shareholders, is not recommending the payment of a dividend for 2000.

Operating Review

Bright Station consists of businesses that have carved out significant niches in two of the largest and highest growth areas in the B2B Internet technology space
- knowledge management/information retrieval and eCommerce.


Web Solutions Division (WSD)

WSD is focused on leveraging its proprietary content indexing technology, MuscatStructure (previously InfoSort) and its proprietary natural language search technology MuscatDiscovery. The Division consists of Smartlogik (the knowledge management suite of solutions), WebTop/WebCheck (the concept-based web search tool), and Bright Station Contracts (which manages a five year DTI contract to provide an online information system for UK exporters). Q4 revenues for the Division were (pound)1.9 m, 30% up on Q3 2000 and 80% up on Q4 1999.

   Smartlogik

In the year to 2000 Smartlogik has made strong progress, increasing revenues in the last quarter by 42% over Q3 2000 to (pound)1.4 million producing full year revenues of (pound)4.1 million.

Stephen Hill, ex-MD of Inktomi, joined as CEO, and has further developed the consultancy and sales infrastructure in the US, Europe and the UK. Smartlogik now numbers 126 staff based in offices in Central London, on the East and West coasts of the US, in Denmark and in an R&D facility in Cambridge. In December 2000 the senior management team was further strengthened by David Jefferies C.B.E. who joined as Chairman.

Significant contract wins have included Yellow Pages, BAA, iVenturi and Thomson's Institute of Scientific Information. Smartlogik now provides knowledge management and Internet infrastructure solutions to over 100 major corporate clients, including Electronic Telegraph, the DTI, BBC, Reuters, DHL, Fujitsu, the FSA, AstraZeneca, Nokia, the Bank of England, Lafferty, National Maritime Museum, the British Council and NASA amongst others.

   WebTop

During 2000 WebTop launched the WebCheck personal desktop assistant (PDA) - a revolutionary search tool that allows users to simply highlight text inside a desktop document and with one mouse click find concept related information from the Web. WebTop became the second most comprehensive search engine after Google, with the indexation of over half a billion documents on the Web. In the year, revenue and marketing agreements have been signed with beenz.com, Netscape Communications Corp of the US in the Netherlands, MGON, the market-leading games portal, Vigil Technologies, Inc., a US-based pioneer in online intelligence solutions and ZDNet.

   Bright Station Contracts

Bright Station Contracts (BSC) fulfils a five-year Department of Trade and Industry contract to provide an online information system about UK exporters to businesses, governments and British embassies around the world. BSC provides an Internet portal for small to medium sized companies and now has over 17,000 registered exporter companies using the service.

   ECommerce Division (ECD)

ECD contains OfficeShopper, our online business supplies operation, and Sparza, which licenses eCommerce technologies. Q4 revenues for the Division were (pound)0.8 million, 11% down on Q3 2000 and 38% up on Q4 1999.

   OfficeShopper

Jeff Meers, who joined OfficeShopper as CEO in Q2 from IDG Global Solutions, has built a high calibre team and relocated the OfficeShopper Head Office to Chertsey (South West London) and opened a Regional Distribution Centre close to Heathrow Airport. At the end of 2000 OfficeShopper had increased its customer base from 400 corporate clients to over 900 and is now well positioned as a leading UK online supplier of business products.

   Sparza

In November Sparza completed the integration of boo.com's eCommerce software and now offers a multi-currency, multi-lingual eCommerce hosting capability, linked to fulfilment and logistics companies throughout Europe.

Sparza has been chosen as the exclusive solutions partner for a new 'e-tail alliance' formed by Deutsche Post Fulfilment GmbH, Egremont and Lakewest Consulting and Intel to provide a complete end-to-end solution for online retailing and fulfilment.


Bright Station Ventures  (BSV)

BSV was established to use the technology assets and commercial expertise within the BSN group to invest cash and technology in new commercially viable e-business opportunities. BSV has also provided an essential internal corporate finance role to assist in the acquisition and fundraising activities of all the Bright Station operating subsidiaries. Robert Lomnitz, Chief Executive of Bright Station Ventures, joined the Board of Bright Station plc as an Executive Director in December 2000.

Current Trading and Outlook

The new senior management now in place across the Company are focused on driving forward their businesses, and the fourth quarter saw good progress towards achieving many of Bright Station's business objectives. In 2000 the Group has successfully carved out strong niche positions in two of the largest and highest revenue generating areas in the B2B Internet technology space - knowledge management/information retrieval and eCommerce.

Management's priority is to deploy the resources currently available to the Company in such a way as to build the revenues in its businesses whilst maintaining costs in line with those revenues. The Board also continues to review options to ensure that additional capital is available for further investment in the underlying businesses so that their potential is fully exploited.

Since the year-end, significant and wide-ranging alliances with Intel and Deutsche Post Fulfilment GmbH have been announced and important new client wins have been achieved. The new business pipelines for all the Bright Station businesses look strong.


                                    - ENDS -


For further information please contact:

David Mattey                                           +44 20 7930 6900
Chief Financial Officer
Bright Station plc
davidmattey@brightstation.com
------------------------------

John Olsen/Nick Lockwood                                +44 20 7357 9477
Hogarth Partnership
jolsen@hogarthpr.co.uk
----------------------

David Collins/Robert Rinderman                          001 212 835 8500
Jaffoni & Collins
BSTN@jcir.com
-------------

Bright Station plc
Consolidated Profit And Loss Account (unaudited)
For the 12 months ended 31st December 2000

                                                                                                                     Restated
                                                                                   ------------------------------------------
                                     Continuing    Discontinued                    Continuing    Discontinued
                                     operations      operations          Total     operations      operations           Total

                                           2000            2000           2000           1999            1999            1999

                                     (pound)000      (pound)000     (pound)000     (pound)000      (pound)000      (pound)000
Turnover                                  8,498          49,144         57,642          9,319         165,133         174,452
Cost of sales                           (2,044)        (22,100)       (24,144)        (1,389)        (66,785)        (68,174)
                                    -----------    ------------    -----------    -----------    ------------    ------------
Gross profit                              6,454          27,044         33,498          7,930          98,348         106,278
Distribution costs                      (2,646)         (7,613)       (10,259)        (1,143)        (20,974)        (22,117)
Administrative expenses
      Recurring                        (20,627)        (15,789)       (36,416)        (7,595)        (47,483)        (55,078)
      Exceptional provision for
      diminution in value of
      goodwill                          (3,827)               -        (3,827)              -               -               -

Amortisation of development costs             -         (3,656)        (3,656)              -         (9,142)         (9,142)
                                    -----------    ------------    -----------    -----------    ------------    ------------
Operating (loss)/profit
      Before exceptional items         (16,819)            (14)       (16,833)          (808)          20,749          19,941
      Exceptional items                 (3,827)               -        (3,827)              -               -               -
                                    -----------    ------------    -----------    -----------    ------------    ------------
      Operating (loss)/profit
      after exceptional items          (20,646)            (14)       (20,660)          (808)          20,749          19,941
Exceptional items
      Loss on disposal of ISD                 -       (101,187)      (101,187)              -               -               -
      Loss on termination of
      subsidiary                              -               -              -              -           (911)           (911)
                                    -----------    ------------    -----------    -----------    ------------    ------------
(Loss)/profit on ordinary
activities after exceptional items     (20,646)       (101,201)      (121,847)          (808)          19,838          19,030
                                   ============  ==============                   ===========    ============
Interest receivable                                                        762                                            305
Amounts written off investments                                        (1,200)                                        (4,619)
Interest payable                                                       (6,659)                                       (18,366)
                                                                   -----------                                  -------------
Loss on ordinary activities
before taxation                                                      (128,944)                                        (3,650)
Taxation on loss on ordinary
activities                                                               (271)                                        (1,478)
                                                                   -----------                                  -------------
Loss on ordinary activities
after taxation                                                       (129,215)                                        (5,128)
Minority equity interests                                                 (37)                                           (50)
                                                                   -----------                                  -------------
Retained loss                                                        (129,252)                                        (5,178)
                                                                 =============                                 ==============
Loss per share (pence)                                                  (77.6)                                          (3.4)
Continuing loss per share
excluding exceptional items
(pence)                                                                  (9.6)                                          (0.3)
Shares used in computing loss
per share (thousands)                                                  166,573                                        151,929
Fully diluted loss per share
(pence)                                                                 (77.5)                                          (3.4)
Fully diluted continuing loss
per share excluding exceptional
items (pence)                                                            (9.6)                                          (0.3)
Shares used in computing fully
diluted loss per share (thousands)                                     166,732                                        153,111

Bright Station plc
Consolidated Profit And Loss Account (unaudited)
For the 3 months ended 31st December 2000

                                     Continuing    Discontinued                    Continuing    Discontinued        Restated
                                     operations      operations          Total     operations      operations           Total
                                           2000            2000           2000           1999            1999            1999

                                     (pound)000      (pound)000     (pound)000     (pound)000      (pound)000      (pound)000
Turnover                                  2,714               -          2,714          1,739          35,228          36,967
Cost of sales                             (526)               -          (526)          (308)        (16,186)        (16,494)
                                    -----------    ------------    -----------    -----------     -----------     -----------
Gross profit                              2,188               -          2,188          1,431          19,042          20,473
Distribution costs                      (1,378)               -        (1,378)          (329)         (5,447)         (5,776)
Administration expenses
including exceptional items
        Recurring                       (7,580)               -        (7,580)        (1,393)        (13,427)        (14,820)
        Exceptional provision
        for diminution in value
        of goodwill                     (3,827)               -        (3,827)              -               -               -
Amortisation of development
costs                                         -               -              -              -         (2,521)         (2,521)
                                    -----------    ------------    -----------    -----------     -----------     -----------
Operating loss
        Before exceptional items        (6,770)               -        (6,770)          (291)         (2,353)         (2,644)
        Exceptional items               (3,827)               -        (3,827)              -               -               -
                                    -----------    ------------    -----------    -----------     -----------     -----------
        Operating loss after
        exceptional items              (10,597)               -       (10,597)          (291)         (2,353)         (2,644)
        Loss on disposal of ISD               -           (756)          (756)              -               -               -
                                    -----------    ------------    -----------    -----------     -----------     -----------
Loss on ordinary activities
after exceptional items                (10,597)           (756)       (11,353)          (291)         (2,353)         (2,644)
                                    ===========    ============                   ===========     ===========
Interest receivable                                                        149                                            152
Amounts written off investments                                        (1,319)                                        (4,619)
Interest payable                                                             -                                        (4,694)
                                                                   -----------                                   ------------
Loss on ordinary activities
before taxation                                                       (12,523)                                       (11,805)
Taxation on loss on ordinary
activities                                                                   -                                          (328)
                                                                   -----------                                   ------------
Loss on ordinary activities
after taxation                                                        (12,523)                                       (12,133)
Minority equity interests                                                    -                                           (59)
                                                                   -----------                                   ------------
Retained loss                                                         (12,523)                                       (12,192)
                                                                 =============                                  =============
Loss per share (pence)                                                   (7.3)                                          (8.0)
Continuing loss per share
excluding exceptional items
(pence)                                                                  (3.8)                                          (0.1)
Shares used in computing loss
per share (thousands)                                                  172,615                                        152,865
Fully diluted loss per share
(pence)                                                                  (7.3)                                          (8.0)
Fully diluted continuing loss
per share excluding exceptional
items (pence)                                                            (3.8)                                          (0.1)
Shares used in computing fully
diluted loss per share (thousands)                                     172,622                                        153,034

Bright Station plc
Consolidated Balance Sheet (unaudited)
As at 31st December 2000

                                                                                            Restated
                                                                                    ----------------
                                                                 31 December             31 December
                                                                        2000                    1999
                                                                  (pound)000              (pound)000
FIXED ASSETS
Intangible assets                                                        295                  25,754
Goodwill                                                               2,621                   9,805
Tangible assets                                                        2,398                  14,338
Investments                                                            1,344                   9,635
                                                              --------------        ----------------
                                                                       6,658                  59,532
                                                              --------------        ----------------
CURRENT ASSETS
Stocks                                                                     -                      60
Debtors                                                                3,310                  36,690
Cash at bank and in hand                                              16,334                  10,521
                                                              --------------        ----------------
                                                                      19,644                  47,271
CREDITORS (amounts falling due within one year)                      (7,354)                (71,574)
                                                              --------------        ----------------
NET CURRENT ASSETS/(LIABILITIES)                                      12,290                (24,303)
                                                              --------------        ----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 18,948                  35,229
CREDITORS (amounts falling due after more than
one year)                                                               (17)               (137,370)
Provision for liabilities and charges                                      -                 (1,430)
                                                              --------------        ----------------
                                                                      18,931               (103,571)
                                                           =================      ==================
CAPITAL AND RESERVES
Called up share capital                                                1,726                   1,549
Share premium account                                                184,057                 154,949
Shares to be issued                                                      134                     967
Profit and loss account                                            (166,986)               (261,579)
                                                              --------------        ----------------
Ordinary shareholders' funds                                          18,931               (104,114)
Minority interest                                                          -                     543
                                                              --------------        ----------------
Total shareholders' funds                                             18,931               (103,571)
                                                           =================      ==================

Bright Station plc
Consolidated Cash Flow Statement (unaudited)
For the 12 months ended 31st December 2000

                                                                                                  Restated
                                                                  --------------       -------------------
                                                                            2000                      1999
                                                                      (pound)000                (pound)000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                     (11,266)                    33,502
                                                                  --------------       -------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                            782                       303
Interest paid on bank loans and overdrafts                               (7,798)                  (16,945)
Interest paid on finance leases                                             (25)                     (106)
                                                                  --------------       -------------------
                                                                         (7,041)                  (16,748)
                                                                  --------------       -------------------
TAXATION PAID                                                              (248)                     (911)
                                                                  --------------       -------------------
CAPITAL EXPENDITURE
Payments to acquire intangible assets                                    (2,896)                  (12,097)
Payments to acquire tangible fixed assets                                (2,747)                   (4,536)
Payments to acquire fixed asset investments                              (1,824)                         -
Receipts from sales of tangible fixed assets                                  99                        78
                                                                  --------------       -------------------
                                                                         (7,368)                  (16,555)
                                                                  --------------       -------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                        (257)                   (1,235)
Proceeds from sale of investments                                          2,537                       777
Payment to acquire minority interest in subsidiary
undertaking                                                                    -                     (428)
Expenses in connection with purchase of subsidiary
undertaking                                                                    -                     (303)
Cash transferred with sale of ISD                                        (4,813)                         -
Payment of deferred consideration                                        (1,430)                         -
Expenses in connection with sale of ISD                                  (4,910)                         -
Proceeds from sale of ISD                                                185,474                         -
                                                                  --------------       -------------------
                                                                         176,601                   (1,189)
                                                                  --------------       -------------------

CASH INFLOW/(OUTFLOW) BEFORE THE USE OF LIQUID RESOURCES
AND FINANCING                                                            150,678                   (1,901)
                                                                  --------------       -------------------
FINANCING
Net proceeds on issue of Ordinary share capital                           28,299                       142
Debt due within one year
- Increase in borrowings                                                       -                    28,780
- Increase in finance leases                                                   -                     1,549
- Repayment of loans                                                   (172,522)                  (22,004)
Debt due after one year
- Increase in lease finance                                                    -                     1,509
Expenses on raising of debt                                                    -                   (1,246)
Repayment of capital element of finance leases                             (642)                     (525)
                                                                  --------------       -------------------
                                                                       (144,865)                     8,205
                                                                  --------------       -------------------
INCREASE IN CASH                                                           5,813                     6,304
                                                              ==================  ========================
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET
FUNDS/(DEBT)
Increase in cash in the period                                             5,813                     6,304
Cash used to decrease lease financing                                        642                       525
Cash acquired from issue of debt (net of expenses)                             -                  (27,533)
Cash used to repay loans                                                 172,522                    22,004
Cash acquired from new finance leases                                          -                   (3,058)
                                                                  --------------       -------------------
Change in net funds/(debt) from cash flows                               178,977                   (1,758)
Other non-cash changes                                                   (6,125)                   (1,274)
New finance leases                                                            37                   (3,614)
Finance lease obligations transferred to ISD                               5,724                         -
Effect of foreign exchange rate changes                                  (5,300)                   (5,242)
                                                                  --------------       -------------------
Movement in net funds/(debt) in period                                   173,313                  (11,888)
Net debt at beginning of period                                        (156,979)                 (145,091)
                                                                  --------------       -------------------
Net funds/(debt) at end of period                                         16,334                 (156,979)
                                                              ==================  ========================

Bright Station plc
Analysis of Revenues
For the 12 months ended 31st December 2000 (unaudited)

                                                                                                   Restated
                                             1999                                                    2000
                        Qtr 1      Qtr 2      Qtr 3      Qtr 4     Total       Qtr 1      Qtr 2      Qtr 3      Qtr 4       Total
                     (pound)000 (pound)000 (pound)000 (pound)000 (pound)000 (pound)000 (pound)000 (pound)000 (pound)000  (pound)000
ISD - discontinued
operations             41,412     39,400     48,989      35,332   165,133     38,363     10,781          -          -      49,144

WSD - continuing
operations                965      4,839(1)   1,038       1,075     7,917      1,102      1,413      1,493      1,939       5,947
ECD - continuing
operations                305        322        215         560     1,402        388        513        875        775       2,551
                     ----------------------------------------------------    ----------------------------------------------------
Total continuing
operations              1,270      5,161      1,253       1,635     9,319      1,490      1,926      2,368      2,714       8,498
                     ----------------------------------------------------    ----------------------------------------------------
Total revenues         42,682     44,561     50,242      36,967   174,452     39,853     12,707      2,368      2,714      57,642
                     ====================================================    ====================================================

(1) Includes (pound)4.0 million in respect of licence fee from Fujitsu

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31st December 1999 have been audited by the Company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. With the exception of the change in accounting policy for capitalised development costs and the restatement of software licensing revenues (see interim statement), the unaudited results for the twelve months ended 31st December 2000 have been prepared in accordance with the accounting policies stated in the 1999 Annual Report and Accounts.